[IntercontinentalExchange, Inc. Letterhead]

May 3, 2011

Jennifer Monick, Senior Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	IntercontinentalExchange, Inc. Form 10-K Fiscal Year Ended 12/31/2010 (the “2010 Form 10-K”) Filed on February 9, 2011
File No. 001-32671

Dear Ms. Monick:

We are in receipt of the letter, dated April 25, 2011, to Scott A. Hill, Senior Vice President and Chief Financial Officer of IntercontinentalExchange, Inc. (the “Company” or “we”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing.

We have reviewed the comments and set forth our responses below. To facilitate the Staff’s review, the text of each numbered comment is reproduced in bold immediately preceding our corresponding response. Additionally, we have filed a copy of this letter with the Commission via EDGAR and via facsimile.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 87

1.	Please tell us how you have considered the impact your clearing business has on your liquidity.

Response:

As stated in Item 303(a)(1) of Regulation S-K, a company should “[i]dentify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” We operate five regulated central counterparty clearing houses for the settlement and clearance of derivative contracts (collectively, the “ICE Clearing

Jennifer Monick	- 2 -
Securities and Exchange Commission

Houses”). Due to the risk management protocols in place at the ICE Clearing Houses (as described in detail below and disclosed in footnote 12 to our consolidated financial statements), we believe that it is a remote possibility that the ICE Clearing Houses could experience any liquidity issues that would impact the trend described in the annual periods presented in the consolidated financial statements, and therefore we do not believe it would be appropriate to disclose any specific impact to liquidity relating to our clearing business.

The ICE Clearing Houses seek to reduce their exposure through a risk management program that includes initial and ongoing financial standards for clearing firm admission and ongoing membership, original and variation margin requirements, and mandatory deposits to the clearing house guaranty fund.

Each of the ICE Clearing Houses requires all clearing members to maintain on deposit or pledge certain assets (including cash, government obligations, money market mutual fund shares, certificates of deposit, letters of credit, and/or emissions allowances) to secure payment of risk-based margin as it becomes due (“original margin”). The ICE Clearing Houses also require daily payment of profits and losses from and to the ICE Clearing Houses and its clearing members (“variation margin”). These margin practices allow the ICE Clearing Houses to identify quickly any clearing members that may not be able to satisfy the financial obligations resulting from changes in the prices of their open contracts before those financial obligations become exceptionally large and jeopardize the ability of the ICE Clearing Houses to ensure financial performance of the open positions.

Each ICE Clearing House also requires that each clearing member make deposits into a fund known as a guaranty fund (“Guaranty Fund”), which is maintained by the relevant ICE Clearing House. These Guaranty Fund deposits serve to secure the obligations of a clearing member to the ICE Clearing House to which it has made the Guaranty Fund deposits and may be used to cover losses sustained by the respective ICE Clearing House in the event of a default of a clearing member.

The amounts that the clearing members are required to maintain in the original margin and Guaranty Fund accounts are determined by standardized parameters established by the margin or risk committees, risk management departments and the boards of directors of each of the ICE Clearing Houses. As of December 31, 2010, the ICE Clearing Houses have received or have been pledged $41.7 billion in cash and non-cash collateral in original margin, variation margin and Guaranty Fund deposits to cover movements in the pricing of the underlying contracts. Of this amount, $22.7 billion is held in cash and cash equivalents that are recorded on our consolidated balance sheet as margin deposits and guaranty funds. The remaining $19.0 billion represents non-cash pledged collateral that is not reflected in our consolidated financial statements; although it is disclosed in footnote 12 to our consolidated financial statements. Non-cash pledged collateral is not reflected in the consolidated balance sheet as these securities are held in safekeeping and are only pledged to the ICE Clearing Houses, which do not take legal ownership of them.

Jennifer Monick	- 3 -
Securities and Exchange Commission

Should a particular clearing member fail to deposit original margin, or to make a variation margin payment, when required, the relevant ICE Clearing House may liquidate or hedge the clearing member’s open positions and use the clearing member’s original margin and Guaranty Fund deposits to satisfy any amounts owed by the clearing member. In the event that those deposits are not sufficient to pay the amount owed in full, the ICE Clearing Houses may utilize the respective Guaranty Fund deposits of all clearing members pro rata for that purpose. In addition, we have contributed $110.0 million and $25.0 million to the ICE Clear Europe and ICE Trust Guaranty Funds, respectively, as of December 31, 2010, and are obligated to increase our contributions by another $65.0 million in the aggregate to the ICE Clear Europe and ICE Trust Guaranty Funds over the next several years using profits and cash flows of the credit default swap (“CDS”) clearing businesses. This future funding requirement is disclosed in the Future Capital Requirements section of our Management Discussion & Analysis. Lastly, the ICE Clearing Houses also have powers of assessment that provide the ability to collect additional funds from their clearing members to cover a defaulting member’s remaining obligations up to the limits established under the terms of each ICE Clearing House’s rules.

Given the risk management program described above to prevent a clearing member default, it is considered a remote possibility that a clearing member’s default would result in a liquidity issue for the ICE Clearing Houses since the clearing member’s original margin and Guaranty Fund accounts should cover the default. If the clearing member’s original margin and Guaranty Fund deposits are not sufficient to cover the default, the ICE Clearing Houses could then access the other clearing members’ Guaranty Fund accounts, including our restricted cash in the Guaranty Fund, as well as utilize their powers of assessment to make up any shortfall. Therefore, it is considered remote that we would experience any liquidity issues in connection with our clearing business.

2.	Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of non-U.S. subsidiaries. In this regard, consider disclosing the amount of cash that is currently held by your non-U.S. subsidiaries and disclose the impact of repatriating the undistributed earnings of non-U.S. subsidiaries. Please refer to Item 303(A)(1) of Regulation S-K and Section IV of our Release 33-8350.

Response:

In accordance with our current consolidated financial statement footnote disclosures, the undistributed earnings from our non-U.S. subsidiaries are considered to be indefinitely reinvested overseas. We note that as stated in Item 303(a)(1) of Regulation S-K, a company should “[i]dentify any known trends or any known demands, commitments,

Jennifer Monick	- 4 -
Securities and Exchange Commission

events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” We believe that it is appropriate not to disclose the potential tax impact to liquidity associated with the repatriation of undistributed earnings of our non-U.S. subsidiaries as we have no intention of distributing any of our cumulative earnings to the parent company in the United States, as disclosed in footnote 11 to our consolidated financial statements, and as such, there will be no tax impact that is reasonably likely to impact our liquidity. As a result, we do not believe it would be appropriate to disclose any specific impact to liquidity as a result of a hypothetical repatriation of undistributed earnings of our non-U.S. subsidiaries, as that would be inconsistent with our current position and our public disclosure. As also noted in our existing disclosures, it is not practicable to calculate the potential liability as there is a significant amount of uncertainty with respect to the tax impact due to the fact that dividends received from our non-U.S. subsidiaries could result in additional foreign tax credits, which could ultimately reduce the U.S. residual tax. In addition, significant judgment is required to analyze any additional local withholding tax and other indirect tax consequences that may arise due to the distribution of these earnings.

In our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, we will disclose under Liquidity and Capital Resources the amount of unrestricted cash and short-term investments held by non-U.S. subsidiaries that could be subject to the potential tax impact associated with the repatriation of undistributed earnings of our non-U.S. subsidiaries, including the following which will be disclosed in our March 31, 2011 Form 10-Q:

“As of March 31, 2011, the amount of unrestricted cash held by our non-U.S. subsidiaries was $402.8 million and is considered to be indefinitely reinvested overseas such that no provision for U.S. federal and state income taxes has been made in our consolidated financial statements. If these funds are needed for our operations in the United States, any distribution of these non-U.S. earnings may be subject to both U.S. federal and state income taxes, as adjusted for non-U.S. tax credits, if any, and withholding taxes payable to the various non-U.S. countries. However, we do not have any current needs or foreseeable plans other than to indefinitely reinvest these funds within our non-U.S. subsidiaries.”

Jennifer Monick	- 5 -
Securities and Exchange Commission

Non-GAAP Financial Measures, page 91

3.	Please tell us how you have complied with Item 10(e) of Regulation S-K, or tell us how you determined it is appropriate to characterize these adjustments as non routine.

Response:

In our 2010 Form 10-K, we provided Non-GAAP financial measures as additional information regarding our operating results. We believe the presentation of these measures is useful to investors for a period-to-period comparison of results because the items are not part of our core business and do not impact the day-to-day performance of our business. In our 2010 Form 10-K, we inappropriately referred to some of these items as “not routine”, which was not intended to have the same meanings as nonrecurring, infrequent, or unusual. In our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, including our March 31, 2011 Form 10-Q, we will clarify that these items are not part of our core business rather than referring to them as “non routine”.

Financial Statements

Consolidated Statements of Income, page 104

4.	On page 137, you disclose that the amounts paid to the clearing members are recorded net against other revenues. Please tell us how you determined this presentation is appropriate. Within your response, please reference the authoritative accounting literature management relied upon.

Response:

We determined that a net presentation of the additional basis point amounts paid to clearing members for certain of their margin deposits is appropriate based on ASC 605-50-45-2, which states the following: “Cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of a vendor’s products or services, and therefore, shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.” ASC 605-50-45-2 goes on to state that this presumption can be overcome if both of the following conditions are met:

a.	The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b.	The vendor can reasonably estimate the fair value of the benefit identified under the preceding condition. If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount shall be characterized as a reduction of revenue when recognized in the vendor’s income statement.

Jennifer Monick	- 6 -
Securities and Exchange Commission

In applying the guidance above, we have concluded that the clearing members do not receive any identifiable benefit in exchange for the additional basis point amounts paid. Instead, the payments are directly related to our strategy to increase clearing revenues and are therefore; more appropriately classified as a reduction in the selling price of our services.

As the conditions in ASC 605-50-45-2 that would overcome the presumption of a reduction in revenue are not met in our case, the treatment of interest on margin deposits remitted to clearing members as a reduction of revenue is considered appropriate. These payments are considered operational in nature, and a necessary function of a clearing house. Accordingly, we classify such payments as a reduction of revenues.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page 109

5.	Please tell us how you have accounted for open interest as part of your clearing business. Within your response, please reference the authoritative accounting literature management relied upon and tell us how you determined that these open interests are within the scope of the literature management relied upon.

Response:

Each clearing house acts as an intermediary between the buyers and sellers of futures, options, OTC cleared energy and credit default swap contracts that are members of the clearing house. Each clearing house has equal and offsetting claims to and from their respective clearing members, as the clearing members stand on opposite sides of each contract submitted for clearing. The clearing houses do not enter into proprietary transactions that would result in an unmatched position from the clearing house’s perspective.

The clearing house stands as the central financial counterparty guaranteeing settlement on every contract submitted for clearing. The clearing house bears the financial counterparty credit risk in the event a clearing member fails to meet its obligations. We account for this central counterparty guarantee as a performance guarantee within the scope of ASC 460 Guarantees. The provisions of ASC 460 are applied to the open interest at each clearing house, as the open interest represents the contracts accepted for clearing by the clearing house for which an equal and offsetting trade has not yet been submitted for clearing by that clearing member, or for which contract expiration has not yet occurred.

ASC 460 requires that the liability associated with the performance guarantee be recorded in the financial statements at fair value. We have determined the fair value of the liability to be a de minimis amount and have disclosed this fact in footnote 12 to the consolidated financial statements. In making this determination, we considered that each clearing house reduces their exposure associated with this guarantee through the risk management

Jennifer Monick	- 7 -
Securities and Exchange Commission

program described in detail in our response to comment #1 above and in footnote 12 to our consolidated financial statements. We believe these risk management protocols serve to reduce each clearing house’s exposure to the performance guaranty to a de minimis amount. We have made the appropriate disclosures under ASC 460 related to the performance guarantee and the factors discussed above in footnote 12 to the consolidated financial statements.

16. Fair Value Measurements, page 141

6.	Please tell us how you have complied with paragraph 2 of ASC 820-10-50, or tell us how you determined it was unnecessary to provide the applicable disclosures for December 31, 2009.

Response:

We concluded that the presentation of the applicable disclosures included in paragraph 2 of ASC 820-10-50, which requires the disclosures contained therein for each interim and annual period, would not have had a material impact on our consolidated financial statements as of December 31, 2010, and that such disclosures in our December 31, 2009 Annual Report on Form 10-K (“2009 Form 10-K”) were adequate. Our assessment was based on the fact that total assets recorded at fair value on a recurring basis as of December 31, 2009 represented 0.151% of total assets for the same period, and total liabilities recorded at fair value on a recurring basis as of December 31, 2009 represented 0.014% of total liabilities for the same period. Further, we did not have any Level 3 fair value measurements in 2009 or 2010 that would have required a reconciliation between periods separately presenting gains and losses by category, nor did we have any transfers between levels within the fair value hierarchy that would have required disclosure under ASC 820-10-50-2. The aggregate 2010 impact of total realized and unrealized gains and losses for all categories of our fair value measurements was 0.198% of 2010 net income.

We determined that based on the low percentage of assets and liabilities recorded at fair value on a recurring basis as compared to total assets and liabilities, the impact was not material for purposes of providing further disclosure as of December 31, 2009 in our 2010 Form 10-K, and given that such amounts were previously disclosed in our 2009 Form 10-K.

Based on the Staff’s comment, in our future Annual Reports on Form 10-K, we will provide the fair value measurements disclosures required by ASC 820 for each annual balance sheet presented in our consolidated financial statements on a comparable basis, if appropriate.

*  *  *  *

Jennifer Monick	- 8 -
Securities and Exchange Commission

In connection with our response to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the foregoing, or if you would like to discuss further any of the matters raised in this response letter, please contact the undersigned at (770) 738-2114 or Andrew J. Surdykowski, Vice President, Associate General Counsel, at (770) 738-2106.

Sincerely,

/s/ Dean S. Mathison
Dean S. Mathison
Vice President, Controller

cc:	Kevin Woody (Branch Chief - Securities and Exchange Commission)

Scott A. Hill (IntercontinentalExchange, Inc.)

Johnathan H. Short (IntercontinentalExchange, Inc.)

Andrew J. Surdykowski (IntercontinentalExchange, Inc.)

Catherine M. Clarkin (Sullivan & Cromwell LLP)

Russ Carothers (Ernst & Young LLP)